Mail Stop 4561   August 27, 2008

Daniel J. Doyle
President and Chief Executive Officer
Central Valley Community Bancorp
7100 N. Financial Drive, Suite 101
Fresno, CA 93720

       Re: **Central Valley Community Bancorp**
               Amendment No. 1 to the Registration Statement on Form S-4
               Filed August 22, 2008
               File No. 333-152151

Dear Mr. Doyle:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-4/A

General

1.   Please advise us how you determined that the Service 1st shareholders' rights in the litigation reserve are not securities and do not need to be registered under the Securities Act of 1933.

Calculation of Registration Fee

2.   The proposed maximum offer price per share is not applicable. Please revise the fee table accordingly. Please also state in footnote 3 what the average of the high and low sales prices on August 21, 2008 was for Service 1st Bancorp common stock.

Prospectus Cover Page

3.   Please refer to prior comment 4 from our letter dated July 28, 2008. Although the reference to the "Risk Factors" section now includes the page number, the reference itself

must be highlighted by prominent type or similar manner. Refer to Item 501(b)(5) of Regulation S-K.

4.   Refer to prior comment 5. Please revise the legend so as to comply with Item 501(b)(10) of Regulation S-K.

Shareholder Proposals, page 91

5.   Refer to prior comment 25. Please revise to include the information required by Rule 14a-5(e) under the Securities Exchange Act of 1934 for both Central Valley and Service 1st. Specific dates should be provided.

Exhibits

6.   We may have comments with respect to the legality opinion. Therefore, please file it as soon as possible.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: By fax (916) 444-2100
       Bruce F. Dravis, Esq.
       James K. Dyer, Jr., Esq.
       Downey Brand LLP